Exhibit 99.1

Reynolds Consumer Products Inc. Announces Launch of Initial Public Offering

LAKE FOREST, IL, January 21, 2020 - Reynolds Consumer Products Inc. (“RCP” or the “Company”) today announced that it has launched the initial public offering of 47,170,000 shares of its common stock pursuant to a registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission (“SEC”). The initial public offering price is expected to be between $25.00 and $28.00 per share. The underwriters will have a 30-day option to purchase up to an additional 7,075,500 shares of common stock from the Company. The Company has applied to list its shares of common stock on the Nasdaq Global Select Market under the ticker symbol “REYN.”

Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are acting as joint lead bookrunning managers for the offering. Barclays Capital Inc., Citigroup Global Markets Inc., Evercore Group L.L.C., RBC Capital Markets, LLC and HSBC Securities (USA) Inc. are also acting as joint bookrunning managers. Stifel, Nicolaus & Company, Incorporated, SunTrust Robinson Humphrey, Inc. and Academy Securities, Inc. are acting as co-managers.

This offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to this offering may be obtained from: Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, New York 10010, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Reynolds Consumer Products Inc.

RCP’s mission is to simplify daily life so consumers can enjoy what matters most. RCP is a leading consumer products company that sells its products in 54 countries across the world. RCP sells its products under iconic brands such as Reynolds® and Hefty® and also under store brands.

Contact
Media
Kate Ottavio Kent
Kate.OttavioKent@icrinc.com
203-682-8276

Investors
Katie Turner
Katie.Turner@icrinc.com
646.277.1228